MAIL STOP 3561


      	April 10, 2006

Mr. Troy Mutter, Chief Executive Officer
Surge Enterprises, Inc.
205-340 Linden Lane
Victoria, British Columbia Canada V8V 4E9

      Re:	Surge Enterprises, Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
   File No. 333-128995
		Amendment Filed March 23, 2006

Dear Mr. Mutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 1 of our letter dated
February 24, 2006 and your updated disclosure. Please disclose whether your product contains a statement indicating that the client is responsible for registering with Google. Also, please add disclosure to the summary section relating to the lack of Google consent.



Risk Factors, page 7
2. Please revise risk factor eight to indicate that, because you only have one stream of revenue, if the LinkSurge product does violate existing intellectual property rights of others, you may be forced to cease selling your product entirely.
3. In risk factor nine you state that "automated queries are contrary to Google`s terms of use for personal use." You then state that Google permits a certain level of querying provided a person registers and obtains a license key. Please clarify whether Google treats personal users separately from commercial users; if so, please disclose how this affects your plans. Note that this disclosure should also be located elsewhere in your document. Please disclose the amount, if any, of fees that Google charges for using its Application Program Interface and/or automated queries. If this amount is significant, please discuss how this affects your product pricing. In addition, please revise the risk factor to state any risks to the company that may result from the lack of authorization for using the automated search function in your software. For example, could Google take action against the company? Could the company be required to cease selling your software? Please revise the disclosure throughout the prospectus to clearly discuss the risks to investors and the company.

Plan of Operations, page 32
4. We reissue prior comment six of our letter dated February 24, 2006. Please provide a detailed plan of operations, including specific milestones for the next twelve months.
5. We note your disclosure that your software product is useful and selling. Please add disclosure to indicate the dollar amount of software sales that you have had to date.
6. In your milestones section you disclose that you will make enhancements based on user feedback and internal testing. Please disclose how the company plans to collect and/or solicit user feedback on its product. In addition, please disclose more information about the company`s internal testing procedures. Finally, please address the cost implications for the foregoing.
7. On page 34 you disclose that you "[t]argeted free traffic from search engines can lead to the highest visitor to sale conversion rates." Please provide a basis for this statement and clarify the meaning of the statement.

8. Please disclose your cash balance as of the most recent practicable date. Also, revise to state how long you can currently satisfy your cash requirements.
9. Please explain the minimum estimated burn rate of $1,875 a month when Mr. Mutter is paid $1,957 per month.
10. Please explain the informal commitment of management to fund your cash requirements for the next twelve months in light of the lack of a binding agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.






      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William MacDonald
	Fax: (604) 687-6314




Mr. Troy Mutter
Surge Enterprises, Inc.
April 10, 2006
p. 1